Exhibit 99.5

PricewaterhouseCoopers LLP Chartered Accountants 111 5 Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 403 509 7500 Facsimile +1 403 781 1825

Consent of Independent Accountants

We hereby consent to the inclusion in this Annual Report on Form 40-F of OPTI Canada Inc. of our audit report dated February 24, 2009, relating to the financial Statements as at December 31, 2008 and December 31, 2007 and for each of the years in the two year period ended December 31, 2008, which appears in this Annual Report on Form 40-F.

Chartered Accountants
Calgary, Alberta
February 24, 2009

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.